

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 13, 2020

VIA E-mail

Thaddeus Leszczynski, Esq.
Compliance Solutions Associates LLC
126 Indian Hill Road
P.O. Box 918
Bedford, NY 10506

      Re: Uncommon Investment Funds Trust
            File Nos. 333-249503, 811-23464

Dear Mr. Leszczynsk:

      On October 15, 2020, you filed a registration statement on Form N-1A on behalf of the Uncommon Investment Funds Trust (the "Trust") in connection with the Uncommon Generosity 50 Equity ETF, the Uncommon Portfolio Design Core Equity ETF, the Uncommon Promethos International Social Values ETF, the Uncommon Promethos Global Climate Resilience ETF, and the Uncommon Promethos Global Social Justice ETF (collectively, the "Funds"). We reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

Declaration of Trust

1. The staff notes that Article VII, Section 4 of the Declaration of Trust limits shareholders' ability to bring derivative claims. Revise this provision to carve out any claims arising under the federal securities laws and disclose the provision and related risks in the Prospectus.

2. The staff notes that Article VII, Section 5 of the Declaration of Trust contains exclusive forum requirements, as well as a jury trial waiver. Please disclose these provisions and the related risks in the Prospectus.

<u>Cover Page</u>

3. The '33 Act filing number is not correct on this page. Please provide the correct '33 Act filing number in the pre-effective amendment.

<u>Prospectus—Comments for All Funds</u>

4. Please confirm that there are no fee waiver/reimbursement arrangements.

5. ETF Risks—Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

6. ETF Risks—Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

7. Under Item 6(c) of Form N-1A, please "[s]pecify the number of shares that the Fund will issue (or redeem) in exchange for the deposit or delivery of basket assets . . . ."

8. We note that the principal risks in Item 9 appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect each fund's net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. *See* ADI 2019-08 - Improving Principal Risks Disclosure.

9. In Item 9 Principal Risks, industry concentration risk and concentration risk appear duplicative. Please eliminate one or explain why they should both remain.

10. Under Item 10(a)(2) of Form N-1A, please clarify Paul Knipping's business experience during the last 5 years.

11. How to Buy and Sell Shares—Please provide the size of creation units as soon as it is available.

Prospectus—Uncommon Generosity 50 Equity ETF

12. Page 6 of the index methodology states that the index contains a minimum of 45 issuers. Please disclose this fact in the prospectus, as well as the circumstances under which the Generosity 50 Index would only contain 45 issuers.

13. Per the index methodology, please disclose that corporate giving receives higher weighting in security selection.

14. Please provide clear explanation of allocations within the Generosity 50, including information on sector allocations.

15. The Principal Investment Strategies leaves the impression that the only data used in calculating the Generosity 50 comes from JUST Capital Foundation, Inc. Per the methodology, please clarify that the Fund uses data in addition to data supplied by JUST.

16. Page 3 of the methodology does not utilize a 5% threshold for predatory lending practices while the Prospectus does. Please reconcile the two descriptions.

17. If the Fund uses derivatives to gain exposure to the index, please disclose this strategy with specificity.

18. Please disclose how and when the Fund rebalances in response to the quarterly reconstitution of the index.

19. Please disclose the annual reconstitution process described in the methodology.

20. Please disclose the primary performance benchmark in the prospectus.

21. Please file the licensing agreement between the Uncommon Giving Corporation and the JUST Capital Foundation, Inc. as it is a material contract under Item 28(h) of Form N-1A.

Prospectus—Uncommon Portfolio Design Core Equity ETF

22. Please confirm that acquired fund fees and expenses are not anticipated to exceed 0.01 percent of average net assets of the Fund. If acquired fund fees and expenses will exceed 0.01, then please revise the fee table to note as such per Item 3, instruction 3(f)(i) of Form N-1A.

23. Does the Fund plan to invest principally in derivatives to hedge any foreign currency risk? If so, disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its

objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. *See* Barry Miller letter to ICI, July 30, 2010. Please note that this comment applies to other sections of the prospectus—in particular, the Uncommon Promethos International Social Values ETF, the Uncommon Promethos Global Climate Change Resilience ETF, and the Uncommon Promethos Global Social Justice ETF.

24. Does the Fund intend to lend securities as a principal investment strategy? If so, please disclose this fact along with any related risks.

25. ETF Risks—Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares. Please note that this comment applies to other sections of the prospectus—in particular, the Uncommon Promethos International Social Values ETF, the Uncommon Promethos Global Climate Change Resilience ETF, and the Uncommon Promethos Global Social Justice ETF.

26. Master Limited Partnership Risk—Please include the following as a part of Master Limited Partnership Risk: Tax risk disclosure: If the Fund retains an investment until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates. Disclose that shareholders may receive a corrected 1099. Additionally, if the Fund invests in an equity MLP, confirm if that includes GP interests in the MLP.

Prospectus—Uncommon Promethos International Social Values ETF

27. Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph of the principle investment strategies (protection of human life, etc.) integrate with the Fund's 80% investment in companies outside the United States that promote Social Values. Are companies that meet the exclusionary threshold presumed to meet the Social Values requirement?

28. Principal Investment Strategies—Please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described "ESG practices and procedures?" If different, please specifically describe the "ESG practices and procedures" considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

29. Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

30. Principal Investment Strategies—Please disclose the method used for determining if a country is an emerging market. Please note that this comment applies to other sections of the prospectus that contain similar disclosure—in particular, the Uncommon Promethos Global Climate Resilience ETF and the Uncommon Promethos Social Justice ETF.

31. Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

32. Principal Investment Strategies/Risks—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers' criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also, consider any related principal risks to the Fund's use of third party data providers, since the criteria used by providers can differ significantly.

33. Principal Investment Risks—Although the principal risks do not appear to be in alphabetical order, the section includes the following sentence: "They are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds." Please remove this sentence. Please also confirm that the risks are prioritized for those most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. *See* ADI 2019-08 - Improving Principal Risks Disclosure.

34. Principal Investment Risks—Given that the sub-advisor anticipates a "high active share portfolio," please disclose a high portfolio turnover risk, or explain why one is not necessary.

<u>Prospectus—Uncommon Promethos Global Climate Resilience ETF</u>

35. Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph (greenhouse gas emissions, etc.) of the principle investment strategies integrate with the Fund's 80% investment in companies dedicated to mitigating climate change and ecological damage.

36. Principal Investment Strategies—Please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described "ESG practices and procedures?" If different, please specifically describe the "ESG practices and procedures" considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

37. Principal Investment Strategies—The Fund's name includes the term "global." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

38. Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

39. Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

40. Principal Investment Strategies/Risks—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers' criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also consider any related principal risks to the Fund's use of third party data providers, since the criteria used by providers can differ significantly.

41. Principal Investment Risks—Given that the sub-advisor anticipates a "high active share portfolio," please disclose a high portfolio turnover risk, or explain why one is not necessary.

Prospectus—Uncommon Promethos Global Social Justice ETF

42. Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph of the principle investment strategies (dedicated policies, products, and services that mitigate and tackle climate change and ecological damage, etc.) integrate with the Fund's 80% investment policy. Are companies that meet the exclusionary threshold (5% gross revenues from exclusionary activities) presumed to meet any social justice requirement?

43. Principal Investment Strategies—In addition, please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described "ESG practices and procedures?" If different, please specifically describe the "ESG practices and procedures" considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

44. Principal Investment Strategies—Please explain why the list of exclusions is not exhaustive. Based on your response, we may have further comments.

45. Principal Investment Strategies—The Fund's name includes the term "global." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

46. Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

47. Principal Investment Strategies—The Fund's name includes the words "Social Justice." The staff believes these words suggest a type of investment, and, therefore, the Fund should include an 80% names rule policy that covers "Social Justice."

48. Principal Investment Strategies—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers' criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also consider any related principal risks to the Fund's use of third party data providers, since the criteria used by providers can differ significantly.

49. Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

50. Principal Investment Strategies—The paragraph that starts, "The Fund expects that, from time to time . . ." is repetitive. Please eliminate this paragraph or the previous paragraph in this section that provides the same information.

Statement of Additional Information

51. Investment Practices, Securities and Related Risks—With regard to investments in emerging market securities on page 57, the prospectus notes that the Climate and Social Justice Funds may invest up to 10 percent in emerging markets. In light of this, please explain why the Climate and Social Justice Funds are marked as "NA" for emerging market securities in the chart.

52. Please provide all required information on independent trustees when available.

53. Please correct footnote 2 on page 64 to note that there are five series in the Trust.

54. Please revise "Since Inception" on page 64 and 65 to the year to which the Trust is referring.

55. On pages 64 and 65, under Item 17(a)(1) of Form N-1A, please provide ages for Eric Rubin, Brian Curley, and Jesse Hallee.

56. Control Persons and Principal Holders of Securities—Upon sale of shares of the Funds, please ensure that required information regarding principal holders appears in the SAI under Item 18(b) of Form N-1A.

57. Investment Advisory and Other Services—On page 68, the Trust states, "The Trust has filed an application for an exemptive order with the SEC to permit the Trust and the Adviser to operate under 'manager of managers' structure." The staff recently searched for this exemptive application, but one does not appear to have been filed. When does the Trust intend to file the aforementioned exemptive application?

58. Investment Advisory and Other Services—On pages 68 and 69, for Investment Research Partners LLC and Promethos Capital, LLC, please provide all required information under Item 19(a)(1) of Form N-1A (i.e. the name of any person who controls the Adviser, the basis of the person's control, the general nature of the person's business, and if material, the business history of any organization that controls the Adviser).

59. Proxy Voting Policy and Procedures—The Funds should disclose, where appropriate, how the Funds will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why such disclosure is not required.

Part C – Other Information

60. Is a party other than the Funds' sponsor or one of its affiliates providing the Funds' initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Funds.

ACCOUNTING COMMENTS

1. Please file the investment advisory agreement.

2. Please describe if the agreements to be filed with the Commission as they relate to the management fees contain provisions whereby the Funds are contractually obligated to pay service providers.

3. The Independent Registered Public Accounting Firm is named as CohnResnick LLP. Please confirm this is accurate or if this a typographical error.

4. Please confirm compliance with Section 14(a)(3) of the Investment Company Act of 1940.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6197.

Sincerely,
/s/ Ryan Sutcliffe
Staff Attorney

cc: Vincent DiStefano, Branch Chief
Christian Sandoe, Assistant Director